

November 22, 2011

<u>Via E-mail</u>
Mr. Barrie D. Rose
Chief Executive Officer
Bison Instruments, Inc.
7725 Vasserman Trail
Chanhassen, MN 55317

   Re: Bison Instruments, Inc.
     Form 8-K
     Filed November 17, 2011
     File No. 000-27297

Dear Mr. Rose:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed on November 17, 2011</u>

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1. Please amend your filing to specify whether, during your past two fiscal years through the date of engagement (November 17, 2011), you consulted Michael J. Larsen regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining